Bitauto Announces Fourth Quarter and Fiscal Year 2012 Results

BEIJING, March 7, 2013 — Bitauto Holdings Limited (“Bitauto” or the “Company”) (NYSE: BITA), a leading provider of Internet content and marketing services for China’s fast-growing automotive industry, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 20121.

Fourth Quarter and Fiscal Year 2012 Highlights

•

Revenue in the fourth quarter of 2012 was RMB354.9 million (US$57.0 million), a 55.8% increase from the corresponding period in 2011. Revenue in fiscal year 2012 was RMB1.06 billion (US$169.6 million), a 57.8% increase from 2011.

•

Gross profit in the fourth quarter of 2012 was RMB249.7 million (US$40.1 million), a 60.4% increase from the corresponding period in 2011. Gross profit in fiscal year 2012 was RMB764.8 million (US$122.8 million), a 67.6% increase from 2011.

•

Operating profit in the fourth quarter of 2012 was RMB68.4 million (US$11.0 million), a 171.3% increase from the corresponding period in 2011. Operating profit in fiscal year 2012 was RMB153.6 million (US$24.7 million), a 113.9% increase from 2011.

•

IFRS profit in the fourth quarter of 2012 was RMB60.6 million (US$9.7 million), an 87.0% increase from the corresponding period in 2011. IFRS profit in fiscal year 2012 was RMB135.2 million (US$21.7 million), a 55.1% increase from 2011.

•

Non-GAAP profit in the fourth quarter of 2012 was RMB65.2 million (US$10.5 million), a 75.0% increase from the corresponding period in 2011. Non-GAAP profit in fiscal year 2012 was RMB148.4 million (US$23.8 million), a 40.2% increase from 2011.

•	In 2012, the Company had 9,900 subscribers of EP (known as Easypass prior to August 31, 2012), its online marketing platform for new cars, and 3,084 used car dealer customers.

Mr. William Li, chief executive officer of Bitauto commented, “I am pleased to say we experienced another strong quarter as revenue grew by 55.8% year-on-year in the fourth quarter, and both revenue and net profit exceeded guidance. Our full-year revenue was RMB1.06 billion representing year-on-year growth of 57.8%. In particular, full-year revenue for our core bitauto.com business grew by 81.4% year-on-year.”

“Our revenue growth during the year benefited from two key factors,” continued Mr. Li. “Intensified market competition encouraged automakers and dealers to increasingly invest in online marketing. In addition, our continued focus on enhancing our EP platform, growing brand awareness and actively expanding our sales and services network has increased our brand recognition among auto buyers, auto makers and dealers.

[1]	This announcement contains translations of certain amounts in Renminbi into U.S. dollars at specified rates solely for the convenience of the readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars are made at a rate of RMB6.2301 to US$1.00, the effective noon buying rate as of December 31, 2012 in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York.

“In 2013 we will maintain focus on three core growth drivers. Firstly, we will continue to enhance the utilization of advanced products and services available on the EP platform by dealers, in addition to growing the dealer subscriber base. Secondly, we will continue to grow awareness of the bitauto.com brand. Thirdly, we will continue to invest in taoche.com. We are confident that this strategic approach will provide a solid foundation for our long-term growth.”

Andy Zhang, chief financial officer of Bitauto, commented, “The strong growth of our operating profit reflects the inherent scalability of Bitauto’s business as well as our continuing efforts to enhance operating efficiencies. In 2013, we expect our enhanced product offerings and growing brand awareness to drive steady top line growth. We also expect continuing margin improvements as we drive efficiencies throughout the business.”

Mr. Zhang added, “Starting in 2013, based on the way management oversees and monitors the Company, there are now four business reporting segments, including bitauto.com advertising business, the EP platform business, taoche.com business and digital marketing solutions business. Also starting in the first quarter, we will report revenue, gross margin and in addition, operating profit, for these four business reporting segments. We will also begin reporting on a quarterly basis the total number of paid subscription months for the period, in addition to the peak number of fee-paying EP platform subscribers already provided each quarter. We believe this additional information will better reflect and help improve understanding of developments in our business.”

Recent Updates

As of December 31, 2012, the Company had a total of 41,640,890 ordinary shares, with 22,362,527 ADSs issued and outstanding. Each ADS represents one ordinary share of the Company. Basic and diluted per ADS figures for the fourth quarter of 2012 were calculated using a weighted average of 39,432,710 and 40,465,840 ADSs, respectively. Basic and diluted ADS figures for fiscal year 2012 were calculated using a weighted average of 39,757,311 and 40,571,361 ADSs, respectively.

Fourth quarter 2012 Results

Revenue by Business Segment

RMB000s (unaudited)	Three months ended
	December 31, 2011	% of Total Revenue	December 31, 2012	% of Total Revenue	% Change
bitauto.com business	161,574	71.0%	290,420	81.8%	79.7%
taoche.com (formerly ucar.cn) business	7,788	3.4%	4,641	1.3%	(40.4%)
Digital Marketing Solutions	58,362	25.6%	59,816	16.9%	2.5%

Total revenue	227,724	100.0%	354,877	100.0%	55.8%

Cost of Revenue by Business Segment

RMB000s (unaudited)	Three months ended
	December 31, 2011	% of Total Cost of Revenue	December 31, 2012	% of Total Cost of Revenue	% Change
bitauto.com business	36,431	50.5%	62,693	59.6%	72.1%
taoche.com (formerly ucar.cn) business	8,991	12.5%	11,266	10.7%	25.3%
Digital Marketing Solutions	26,682	37.0%	31,241	29.7%	17.1%

Total cost of revenue	72,104	100.0%	105,200	100.0%	45.9%

Gross profit margin	68.3%		70.4%

Bitauto reported revenue of RMB354.9 million (US$57.0 million) for the fourth quarter of 2012, representing a 55.8% increase from the corresponding period in 2011. The increase in revenue was primarily attributable to the growth of the bitauto.com business.

Cost of revenue for the fourth quarter of 2012 was RMB105.2 million (US$16.9 million), representing a year-over-year increase of 45.9% from RMB72.1 million (US$11.6 million). Cost of revenue as a percentage of revenue in the fourth quarter of 2012 was 29.6%, compared to 31.7% in the corresponding period in 2011.

Gross profit for the fourth quarter of 2012 was RMB249.7 million (US$40.1 million), representing a 60.4% increase from the corresponding period in 2011.

Revenue from the bitauto.com business for the fourth quarter of 2012 was RMB290.4 million (US$46.6 million), representing a 79.7% increase from the corresponding period in 2011. The increase was attributable to an increase in dealer subscription revenue, as well as an increase in advertising revenue resulting from better brand recognition of the bitauto.com website.

Cost of revenue for the bitauto.com business for the fourth quarter of 2012 was RMB62.7 million (US$10.1 million), representing a year-over-year increase of 72.1% from RMB36.4 million (US$5.8 million). This increase was mainly due to the purchase of handheld devices, which support our digital point-of-sales system, on behalf of our auto dealer customers of Bitcar, as well as an increase in personnel-related expenses of employees involved in revenue-generating activities, and the depreciation and amortization of equipment and intangible assets. Cost of revenue as a percentage of revenue in the fourth quarter of 2012 was 21.6%.

Gross profit from the bitauto.com business for the fourth quarter of 2012 was RMB227.7 million (US$36.6 million), representing an 82.0% increase from the corresponding period in 2011. The increase was mainly due to enhanced sales efficiency and scalability of the bitauto.com business.

Revenue from the taoche.com business for the fourth quarter of 2012 was RMB4.6 million (US$0.7 million), representing a 40.4% decrease from the corresponding period in 2011. This decrease was the result of our annual sales policy adjustments which led to a reduction in fee-paying dealer customers.

Cost of revenue for the taoche.com business for the fourth quarter of 2012 was RMB11.3 million (US$1.8 million), representing a year-over-year increase of 25.3% from RMB9.0 million (US$1.4 million). This was mainly due to an increase in fees paid to our partner websites to distribute dealer customers’ used automobile listing information, as well as an increase in personnel-related expenses and bandwidth leasing costs.

Gross loss from the taoche.com business for the fourth quarter of 2012 was RMB6.6 million (US$1.1 million), compared to a gross loss of RMB1.2 million (US$0.2 million) in the corresponding period in 2011.

Revenue from the digital marketing solutions business for the fourth quarter of 2012 was RMB59.8 million (US$9.6 million), representing a 2.5% increase from the corresponding period in 2011.

Cost of revenue for the digital marketing solutions business for the fourth quarter of 2012 was RMB31.2 million (US$5.0 million), representing a year-over-year increase of 17.1% from RMB26.7 million (US$4.3 million) for the corresponding period in 2011. This was mainly due to an increase in tax and related surcharges, as well as higher-direct-cost services accounting for a larger percentage of services provided to digital marketing solutions customers and an increase in relevant service providing personnel-related expenses.

Gross profit from the digital marketing solutions business for the fourth quarter of 2012 was RMB28.6 million (US$4.6 million), representing a 9.8% decrease from the corresponding period in 2011.

Selling and administrative expenses were RMB163.6 million (US$26.3 million) for the fourth quarter of 2012, representing an increase of 39.4% from the corresponding period in 2011. This increase was primarily attributable to an increase in expenses relating to the Company’s search engine and navigation site marketing efforts, as well as an increase in selling and administrative headcount and employee salaries and benefits.

Product development expenses were RMB17.7 million (US$2.8 million) for the fourth quarter of 2012, a 35.8% increase from the corresponding period in 2011. The increase was primarily due to an increase in product development headcount and an increase in personnel-related expenses.

Share-based payment expenses, which were allocated to related operating expense line items, were RMB4.6 million (US$0.7 million) in the fourth quarter of 2012, compared to RMB4.9 million (US$0.8 million) in the corresponding period in 2011. The decrease was mainly due to the use of the accelerated amortization method for allocating share-based payment expenses.

Operating profit in the fourth quarter of 2012 was RMB68.4 million (US$11.0 million), representing a 171.3% increase from the corresponding period in 2011. The increase was primarily due to business scalability and an increase in operation efficiency.

Income tax expense in the fourth quarter of 2012 was RMB9.3 million (US$1.5 million), compared to an income tax benefit of RMB1.3 million (US$0.2 million) in the corresponding period in 2011. The income tax expense was mainly attributed to an increase in taxable profit.

IFRS profit in the fourth quarter of 2012 was RMB60.6 million (US$9.7 million), an 87.0% increase from the corresponding period in 2011. Basic and diluted profit per ADS, each representing one ordinary share, in the fourth quarter of 2012 amounted to RMB1.54 (US$0.25) and RMB1.50 (US$0.24), respectively.

Non-GAAP profit in the fourth quarter of 2012 was RMB65.2 million (US$10.5 million), a 75.0% increase from the corresponding period in 2011. Non-GAAP basic and diluted profit per ADS in the fourth quarter of 2012 amounted to RMB1.65 (US$0.26) and RMB1.61 (US$0.26), respectively.

As of December 31, 2012, the Company had cash and cash equivalents of RMB600.4 million (US$96.4 million). Cash from operating activities, cash used in investing activities such as capital expenditures, and cash used in financing activities in the fourth quarter of 2012 were RMB113.7 million (US$18.2 million), RMB18.9 million (US$3.0 million), and RMB1.2 million (US$0.2 million), respectively.

Gross billings2 in the fourth quarter of 2012 was RMB484.7 million (US$77.8 million), compared to RMB363.6 million (US$58.4 million) in the corresponding period in 2011.

Bills Receivables, representing short-term notes receivable issued by financial institutions that entitle the Company to receive the full face amount from the financial institutions at maturity, which generally range from three to six months from the date of issuance, was RMB68.8 million (US$11.0 million) as of December 31, 2012, compared to RMB74.5 million (US$12.0 million) as of December 31, 2011.

[2]

For the advertising agent services the Company provides, the Company acts as an agent in placing advertisements on the websites of the media vendors on behalf of the automaker customers. The Company receives fees in the capacity of an agent for assisting automaker customers in placing advertisements on media vendors’ websites, and therefore, records the fees on a net basis in its consolidated financial statements. The net fees recognized from each such transaction amount to a relatively small percentage of the related trade receivables or payables recorded on a gross basis. For the advertising services the Company provides, the Company acts as the principal in the arrangement and records revenues on a gross basis in its consolidated financial statements. Revenues are recognized only after the amount has been contractually agreed with the customers, the advertisements have been published and when the collectability is reasonably assured. For both the advertising agent services and advertising services provided, the Company enters into publishing schedule agreements with its automaker and automobile dealer customers, and related advertising agreements with the media vendors who are then obligated to place the advertisements according to the Company’s customers’ publishing schedule agreements. At such time, the Company records receivables from the customers and, in the same amount, corresponding payables due to the media vendors on a gross basis. Such payments are conducted through the Company. Gross billings include the gross value of advertisements placed by the Company’s customers that correspond to the gross payables recorded due to the media vendors.

Trade receivables was RMB472.1 million (US$75.8 million) as of December 31, 2012, compared to RMB433.8 million (US$69.6 million) as of December 31, 2011. This increase was due to an increase in gross billings.

The number of employees totalled 1,980 as of December 31, 2012, representing a 14.0% increase from the same period in 2011. The increase in headcount was primarily due to the year-over-year expansion of the Company’s sales network from 92 to 132 locations.

Fiscal Year 2012 Results

Revenue by Business Segment

RMB000s (unaudited)	Twelve months ended
	December 31, 2011	% of Total Revenue	December 31, 2012	% of Total Revenue	% Change
bitauto.com business	463,297	69.2%	840,573	79.6%	81.4%
taoche.com (formerly ucar.cn) business	28,143	4.2%	21,624	2.0%	(23.2%)
Digital Marketing Solutions	178,514	26.6%	194,709	18.4%	9.1%

Total revenue	669,954	100.0%	1,056,906	100.0%	57.8%

Cost of Revenue by Business Segment

RMB000s (unaudited)	Twelve months ended
	December 31, 2011	% of Total Cost of Revenue	December 31, 2012	% of Total Cost of Revenue	% Change
bitauto.com business	104,337	48.8%	161,589	55.3%	54.9%
taoche.com (formerly ucar.cn) business	37,600	17.6%	38,541	13.2%	2.5%
Digital Marketing Solutions	71,833	33.6%	92,021	31.5%	28.1%

Total cost of revenue	213,770	100.0%	292,151	100.0%	36.7%

Gross profit margin	68.1%		72.4%

Revenue in 2012 was RMB1.06 billion (US$169.6 million), representing a 57.8% increase from 2011. The increase in revenue is mainly attributed to the growth of the bitauto.com business.

Cost of revenue in 2012 was RMB292.2 million (US$46.9 million), representing a year-over-year increase of 36.7% from RMB213.8 million (US$34.3 million) in 2011. Cost of revenue as a percentage of revenue in 2012 was 27.6%, compared to 31.9% in 2011.

Gross profit in 2012 was RMB764.8 million (US$122.8 million), representing a 67.6% increase from 2011.

Revenue from the bitauto.com business in 2012 was RMB840.6 million (US$134.9 million), representing an 81.4% increase from 2011. The increase was attributed to an increase in dealer subscription revenue, as well as an increase in advertising revenue resulting from better brand recognition of the bitauto.com website.

Cost of revenue for the bitauto.com business in 2012 was RMB161.6 million (US$25.9 million), representing a year-over-year increase of 54.9% from RMB104.3 million (US$16.7 million) in 2011. This increase was mainly due to the purchase of handheld devices, which support our digital point-of-sales system, on behalf of our auto dealer customers of Bitcar, as well as an increase in personnel-related expenses of employees involved in revenue-generating activities, and the depreciation and amortization of equipment and intangible assets.

Gross profit from the bitauto.com business in 2012 was RMB679.0 million (US$109.0 million), representing an 89.2% increase from 2011. The increase was due to enhanced sales efficiency and scalability of the bitauto.com business.

Revenue from the taoche.com business in 2012 was RMB21.6 million (US$3.5 million), representing a 23.2% decrease from 2011. This decrease was the result of our annual sales policy adjustments which led to a reduction in fee-paying dealer customers.

Cost of revenue for the taoche.com business for 2012 was RMB38.5 million (US$6.2 million), representing a year-over-year increase of 2.5% from RMB37.6 million (US$6.0 million) in 2011. This was mainly due to an increase in personnel-related expenses and bandwidth leasing costs.

Gross loss from the taoche.com business in 2012 was RMB16.9 million (US$2.7 million), compared to a gross loss of RMB9.5 million (US$1.5 million) in 2011.

Revenue from the digital marketing solutions business in 2012 was RMB194.7 million (US$31.3 million), representing a 9.1% increase from 2011, which reflects an increase in spending on advertising and events by our customers.

Cost of revenue for the digital marketing solutions business in fiscal year 2012 was RMB92.0 million (US$14.8 million), representing a year-over-year increase of 28.1% from RMB71.8 million (US$11.5 million) in 2011. This was mainly due to higher-direct-cost services accounting for a larger percentage of services provided to digital marketing solutions customers, as well as an increase in relevant service providing personnel-related expenses, and in tax and related surcharges.

Gross profit from the digital marketing solutions business in 2012 was RMB102.7 million (US$16.5 million), representing a 3.7% decrease from 2011.

Selling and administrative expenses in fiscal year 2012 were RMB557.4 million (US$89.5 million), representing an increase of 60.3% from 2011. This was mainly due to an increase in expenses relating to the Company’s search engine and navigation site marketing efforts, as well as an increase in selling and administrative headcount and employee salaries and benefits.

Product development expenses in fiscal year 2012 were RMB53.8 million (US$8.6 million), a 46.8% increase from 2011. The increase was primarily due to an increase in product development headcount and an increase in personnel-related expenses.

Share-based payment expenses in fiscal year 2012, which were allocated to related operating costs and expense line items, were RMB13.3 million (US$2.1 million) in 2012, compared to RMB18.7 million (US$3.0 million) in 2011. The decrease was mainly due to the use of the accelerated amortization method for allocating share-based payment expenses.

Operating profit in fiscal year 2012 was RMB153.6 million (US$24.7 million), representing a 113.9% increase from 2011. The increase was primarily due to business scalability and an increase in operation efficiency.

Income tax expense in fiscal year 2012 was RMB18.9 million (US$3.0 million), compared to RMB9.8 million (US$1.6 million) in 2011. The increase was mainly attributed to an increase in taxable profit.

IFRS profit in fiscal year 2012 was RMB135.2 million (US$21.7 million), a 55.1% increase from 2011. Basic and diluted earnings per ADS, each representing one ordinary share, in fiscal year 2012 amounted to RMB3.40 (US$0.55) and RMB3.33 (US$0.53), respectively.

Non-GAAP profit in fiscal year 2012 was RMB148.4 million (US$23.8 million), a 40.2% increase from 2011. Non-GAAP basic and diluted profit per ADS in fiscal year 2012 amounted to RMB3.73 (US$0.60) and RMB3.66 (US$0.59), respectively.

Cash from operating activities, cash used in investing activities such as capital expenditures, and cash used in financing activities in 2012 were RMB128.2 million (US$20.6 million), RMB83.3 million (US$13.4 million), and RMB48.8 million (US$7.8 million), respectively.

Days sales outstanding (“DSO”)3 were approximately 114 days in fiscal year 2012, compared to approximately 111 days in fiscal year 2011.

First Quarter 2013 Outlook

Bitauto currently expects to generate revenue in the range of RMB235.0 million (US$37.7 million) to RMB245.0 million (US$39.3 million) in the first quarter of fiscal year 2013, representing a 32.0% to 37.7% year-over-year increase. Bitauto currently expects non-GAAP diluted earnings per ADS, each representing one ordinary share, to be approximately RMB0.46 (US$0.07) to RMB0.51 (US$0.08) in the first quarter of 2013.

[3]	The Company’s annual DSO is defined as average trade receivables divided by gross billings, multiplied by 365 days.

This forecast takes into consideration seasonality factors in Bitauto’s business, and excludes any impact of foreign currency fluctuation. It reflects management’s current and preliminary view, which is subject to change.

Conference Call Information

Bitauto’s management will hold an earnings conference call on Thursday, March 7, 2013 at 8:00 AM U.S. Eastern Time (9:00 PM Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

US:	+1-718-3541-231
Hong Kong:	+852-2475-0994 or 800-930-346
China:	400-6208-038 or 800-8190-121
International:	+65-6723-9381
Conference ID:	97755595

A replay of the conference call may be accessed by phone at the following number until March 14, 2013:

US:	+1-855-4525-696
International:	+61-2-8199-0299
Conference ID:	97755595

Additionally, a live and archived webcast of this conference call will be available at http://ir.bitauto.com.

About Bitauto Holdings Limited

Bitauto Holdings Limited (NYSE: BITA) is a leading provider of Internet content and marketing services for China’s fast-growing automotive industry. The Company’s bitauto.com and taoche.com (formerly ucar.cn) websites provide consumers with up-to-date new and used automobile pricing information, specifications, reviews and consumer feedback. The Company also distributes its dealer customers’ automobile pricing and promotional information through its partner websites, including major portals and search engines operated by Tencent, Netease, and Baidu, as well as social networking websites Renren and Kaixin.

Bitauto manages its businesses in three segments, namely bitauto.com business, taoche.com business and digital marketing solutions business. The Company’s bitauto.com business provides subscription services to new automobile dealers that enable them to list pricing and promotional information on the Company’s bitauto.com website as well as partner websites and search engines. The Company also provides advertising services to dealers and automakers on its bitauto.com website. The Company’s taoche.com business provides listing services to used automobile dealers that enable them to display used automobile inventory information on the Company’s taoche.com website and partner websites. The Company also provides advertising services to used automobile dealers and automakers with certified pre-owned automobile programs on its taoche.com website. The Company’s digital marketing solutions business provides automakers with one-stop digital marketing solutions, including website creation and maintenance, online public relations, online marketing campaigns and advertising agent services.

For more information, please visit ir.bitauto.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for first quarter of 2013 and the quotations from management in this announcement, as well as Bitauto’s strategic and operational plans, contain forward-looking statements. Bitauto may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Bitauto’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the automobile industry and the Internet marketing industry in China; our expectations regarding demand for and market acceptance of our services and service delivery model; our expectations regarding enhancing our brand recognition; our expectations regarding keeping and strengthening our relationships with major customers, partner websites and media vendors; relevant government policies and regulations relating to our businesses, automobile purchases and ownership in China; our ability to attract and retain quality employees; our ability to stay abreast of market trends and technological advances; competition in our industry in China and internationally; general economic and business conditions in China; and our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Bitauto’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F. Bitauto does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Bitauto undertakes no duty to update such information, except as required under applicable law.

Use of Non-GAAP Financial Measures

Bitauto’s management supplements the data it receives regarding IFRS profit with non-GAAP profit, which excludes from IFRS profit the charges relating to share-based payments. This non-GAAP financial measure provides Bitauto’s management with the ability to assess its operating results without considering the impact of non-cash charges resulting from share-based payments. Furthermore, this non-GAAP financial measure eliminates the impact of item(s) that Bitauto does not consider indicative of the performance of its business.

The use of non-GAAP profit has certain limitations. Share-based payments have been and will continue to be incurred and are not reflected in the presentation of the non-GAAP profit. This non-GAAP financial measure should be considered in addition to results prepared in accordance with IFRS, and should not be considered a substitute for or superior to IFRS results. In addition, non-GAAP profit may not be comparable to similarly titled measures utilized by other companies since such other companies may not calculate such measures in the same manner as Bitauto does.

Reconciliation of this non-GAAP financial measure to the most directly comparable IFRS financial measure is set forth at the end of this release.

For investor and media inquiries, please contact:

China

IR Department

Bitauto Holdings Limited

Tel: +86-10-6849-2145

ir@bitauto.com

Rachael Layfield

Brunswick Group LLP

Tel: +86-10-5960-8600

bitauto@brunswickgroup.com

New York

Cindy Zheng

Brunswick Group LLP

Tel: +1 (212) 333-3810

bitauto@brunswickgroup.com

SELECTED CONSOLIDATED FINANCIAL DATA

Consolidated statements of comprehensive income data

	For the Three Months Ended
	December 31, 2011 Unaudited	December 31, 2012 Unaudited
Revenue	227,724,400	354,876,655
Cost of revenue	(72,104,020)	(105,200,069)

Gross profit	155,620,380	249,676,586
Selling and administrative expenses	(117,393,263)	(163,595,329)
Product development expenses	(13,018,262)	(17,682,085)

Operating profit	25,208,855	68,399,172
Other income	6,941,645	5,748,244
Other expenses	(560,754)	(4,420,533)
Interest income	688,125	2,048,646
Interest expense	(1,194,064)	(1,410,134)
Changes in fair value of financial assets	—	(101,514)
Share of losses of an associate and a joint venture	(23,124)	(392,412)

Profit before tax	31,060,683	69,871,469
Income tax benefit/(expense)	1,324,612	(9,295,574)

Profit for the period	32,385,295	60,575,895

Total comprehensive income for the period	27,708,279	56,535,582

Other Financial Data (unaudited)
Non-GAAP profit for the period	37,263,071	65,216,924

Reconciliation of IFRS profit to non-GAAP profit

	For the Three Months Ended
	December 31, 2011 Unaudited	December 31, 2012 Unaudited
Profit for the period	32,385,295	60,575,895
Share-based payments	4,877,776	4,641,029

Non-GAAP profit for the period	37,263,071	65,216,924

SELECTED CONSOLIDATED FINANCIAL DATA

Consolidated statements of comprehensive income data

	For the Year Ended
	December 31, 2011 Audited	December 31, 2012 Unaudited
Revenue	669,954,316	1,056,905,980
Cost of revenue	(213,770,767)	(292,150,155)

Gross profit	456,183,549	764,755,825
Selling and administrative expenses	(347,734,054)	(557,355,414)
Product development expenses	(36,634,393)	(53,794,845)

Operating profit	71,815,102	153,605,566
Other income	24,840,678	6,579,959
Other expenses	(2,371,416)	(7,279,115)
Interest income	3,963,484	5,534,742
Interest expense	(1,238,314)	(3,771,809)
Changes in fair value of financial assets	—	(267,297)
Share of losses of an associate and a joint venture	(77,292)	(317,143)

Profit before tax	96,932,242	154,084,903
Income tax expense	(9,758,440)	(18,923,256)

Profit for the year	87,173,802	135,161,647

Total comprehensive income for the year	58,695,984	134,575,439

Other Financial Data (unaudited)
Non-GAAP profit for the year	105,890,978	148,447,466

Reconciliation of IFRS profit to non-GAAP profit

	For the Year Ended
	December 31, 2011 Unaudited	December 31, 2012 Unaudited
Profit for the year	87,173,802	135,161,647
Share-based payments	18,717,176	13,285,819

Non-GAAP profit for the year	105,890,978	148,447,466

SELECTED CONSOLIDATED FINANCIAL DATA

Consolidated statements of financial position data

	December 31, 2011	December 31, 2012
	Audited	Unaudited
Assets
Trade receivables	433,782,917	472,074,696
Bills receivables	74,539,413	68,768,260
Cash and cash equivalents	601,377,150	600,385,558
Other current assets	49,500,055	81,579,248
Non-current assets	142,120,417	200,973,099

Total assets	1,301,319,952	1,423,780,861

Liabilities
Trade payables	201,125,551	132,821,192
Other current liabilities	204,635,161	295,863,671
Non-current liabilities	9,697,740	7,291,615

Total liabilities	415,458,452	435,976,478

Total equity	885,861,500	987,804,383

Total liabilities and equity	1,301,319,952	1,423,780,861